Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275353

Prospectus Supplement No. 7

(to Prospectus dated March 27, 2024)

Up to 1,504,537 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated March 27, 2024, or the Prospectus, which forms a part of our registration statement on Form S-1 (No. 333-275353). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2024, or the Current Report. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the proposed offer and resale or other disposition from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 1,504,537 shares of common stock, par value $0.001 per share, of Korro Bio, Inc.

We are registering the resale of the shares of common stock pursuant to the selling stockholders’ registration rights under a registration rights agreement between us and the selling stockholders. Our registration of the resale of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell all or any of the shares of common stock. The selling stockholders may offer, sell or distribute all or a portion of their shares of common stock from time to time directly or indirectly through one or more underwriters, broker-dealers or agents, and in one or more public or private transactions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. See the section entitled “Plan of Distribution” for more information.

We will not receive any proceeds from any sale of common stock by the selling stockholders pursuant to this prospectus. We have agreed to bear the expenses in connection with the registration of the resale of the shares of common stock to be offered by this prospectus by the selling stockholders other than any underwriting discounts and commissions or transfer taxes relating to the sale of common stock, which will be borne by the selling stockholders.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and our other filings with the Securities and Exchange Commission.

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “KRRO.” On August 27, 2024, the closing price for our common stock, as reported on Nasdaq, was $49.70 per share.

See the section entitled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 28, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2024

Korro Bio, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39062	47-2324450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
60 First Street, 2nd floor, Suite 250 Cambridge, MA		02141
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 468-1999

One Kendall Square, Building 600-700, Suite 6-401, Cambridge, MA 02139

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	KRRO	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On August 26, 2024, David L. Lucchino, a member of our Board of Directors, or the Board, notified us that he resigned from the Board, effective immediately. Mr. Lucchino has indicated that his departure from the Board was not the result of any disagreement with management or the Board or on any matter relating to our operations, policies or practices.

On August 26, 2024, we entered into a consulting agreement with Mr. Lucchino pursuant to which he agreed to provide strategic advisory services and consult on public company matters. The consulting agreement term will last until the earlier of (a) October 1, 2027 or another mutually agreed date, (b) termination by Mr. Lucchino, (c) termination by us for Cause (as defined therein), (d) by either upon material breach or (e) Mr. Lucchino’s death. We agreed to provide Mr. Lucchino cash compensation at the rate of $9,000 per quarter through the date of our 2026 annual meeting of stockholders and then at the rate of $2,000 per quarter through the date of our 2027 annual meeting of stockholders (in each case, pro-rated for any partial quarters), and, provided the agreement has not earlier terminated; and an option grant with a $150,000 value (capped at 8,000 shares) on the date of our 2025 annual stockholders meeting, which option will vest in full on the date of our 2026 annual meeting of stockholders. We also agreed to reimburse Mr. Lucchino up to $10,000 of expenses in connection with the negotiation of the agreement.

(d) On August 26, 2024, upon the recommendation of its Nominating and Corporate Governance Committee, or the NCG Committee, the Board, reduced the number of directors from seven to six to eliminate the vacancy in Class I resulting from Mr. Lucchino’s resignation; and then increased the number of directors from six to seven to create a vacancy in Class III and then appointed Katharine Knobil, M.D. to fill the newly created vacancy on the Board in Class III effective immediately. Dr. Knobil will serve as a Class III director on the Board until the 2025 annual meeting of stockholders and until her successor has been duly elected and qualified, or until her earlier death, resignation or removal. Dr. Knobil was also appointed by the Board upon the recommendation of the NCG Committee to serve as a member of the Compensation Committee.

Dr. Knobil will receive compensation as a non-employee director in accordance with our non-employee director compensation policy as described in our Form 8-K filed with the Securities and Exchange Commission, or SEC, on November 6, 2023 and filed as Exhibit 10.11 thereto.

In connection with the aforementioned appointment to the Board, we entered into our standard indemnification agreement for directors with Dr. Knobil, which form indemnification agreement is filed as Exhibit 10.7 to our Form 8-K filed with the SEC on November 6, 2023, which requires us, under the circumstances and to the extent provided for therein, to indemnify the indemnitee to the fullest extent permitted by applicable law against certain expenses and other amounts incurred by her as a result of either her being made a party to certain actions, suits, investigations or other proceedings. There are no other arrangements or understandings between Dr. Knobil and any other persons pursuant to which she was selected as a director. Additionally, Dr. Knobil has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KORRO BIO, INC.

Date: August 28, 2024	By:	/s/ Ram Aiyar

	Name:	Ram Aiyar
	Title:	President and Chief Executive Officer